January 23, 2025

Gregory Wong
Chief Financial Officer
QuinStreet, Inc.
950 Tower Lane, 12th Floor
Foster City, California 94404

        Re: QuinStreet, Inc.
            Form 10-K for Fiscal Year Ended June 30, 2024
            File No. 001-34628
Dear Gregory Wong:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 38

1. We note you incurred operating losses in each of the last 3 fiscal years, including the interim period ended September 30, 2024. Please disclose whether this is a known trend pursuant to Item 303(b)(2)(ii) of Regulation S-K. In doing so, consider discussing the operational reasons for the losses, what you must do to generate positive results and when you expect, if practicable, to generate positive operating results. Refer to trend information within Release Nos. 33-6835 and 33-8350 for guidance.
Results of Operations
Net Revenue, page 42

2. Where you attribute material fluctuations in your results to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. As an example, you cite increased media and client budgets from certain client verticals with an offsetting impact of decreased spending by insurance carriers without quantification that would allow users to understand the
 January 23, 2025
Page 2

       impact of each material factor. Further, to the extent specific client verticals had a material impact on your results, such as the significant period over period increases in auto insurance revenues noted in your June 30, 2024 and September 30, 2024 earnings releases, please provide such disclosure along with quantification. Refer to
       Item 303(b) of Regulation S-K and Section III.B of Release No. 33-8350. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Amy Geddes at 202-551-3304 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services